(202) 274-2013	awheeler@luselaw.com

January 23, 2012

Via EDGAR and FedEx

Ms. Kathryn McHale

Senior Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Carver Bancorp, Inc.
Registration Statement on Form S-1 Filed September 28, 2011
File No. 333-177054

Dear Ms. McHale:

On behalf of Carver Bancorp, Inc. (the “Company”), we are providing responses to the Staff’s letter dated October 25, 2011.  The Company’s responses are set forth below and are keyed to the Staff’s comment letter.  We also enclose a courtesy copy of the Form S-1 and Prospectus, marked to show changes to the document filed on September 28, 2011.

General

1.                                      Please update the entire prospectus to reflect the results of the shareholder vote at the meeting held on October 25, 2011 and the Nasdaq hearing determination.

The Prospectus has been revised throughout in response to this comment.

2.                                        We note your disclosure on page 19 that you are subject to a cease-and-desist order with the Federal Reserve and OCC. Please disclose the order in your Prospectus Summary, and please discuss the material terms and conditions of the order. In addition, discuss any actions that you have taken to ensure compliance with the order, including the status of any such actions, and any material impact to your results of operations.

Please refer to the section captioned “Prospectus Summary—Cease-and-Desist Orders,” which has been added in response to this comment.  In addition, please note that Item 16 of the Form S-1 has been revised to specifically list the Cease-and-Desist Orders and related Stipulations as exhibits.

3.                                        We note that your stockholder meeting included a vote on both a reverse stock split and an increase in authorized shares. Please confirm that the reverse split decreased the number of authorized shares as well as the outstanding. If not, include further disclosure and a risk factor addressing the implications of these actions and why the company foresees needing more shares after the split.

The 1-for-15 reverse stock split and the increase in authorized shares were both approved by the Company’s stockholders at the annual meeting on October 25, 2011.  As disclosed in the Company’s proxy materials, because the 1-for-15 reverse stock split was approved, the increase in authorized shares will not be effected.  If the increase in authorized shares had been effected, then the 1-for-15 stock split would have also reduced the authorized shares of Common Stock to the current level of 10,000,000 shares.  The Company felt that implementing the 1-for-15 reverse stock split only with respect to the outstanding shares of Common Stock was more efficient, reduced administrative burden and expense, and allowed for clearer disclosure in the proxy materials, than engaging in a two-step process that would have increased the authorized shares and then immediately reduced (through the reverse split) the increased number of authorized shares to the original number level.

Because the 1-for-15 reverse stock split did not decrease the number of authorized shares: (i) the Company’s authorized shares of Common Stock remained at 10,000,000; (ii) the outstanding pre-split shares of Common Stock were converted into 167,939 post-split shares of Common Stock (and cash in lieu of fractional shares); and (iii) as a result of the corresponding adjustment to the conversion ratio of the Series C Preferred Stock and the exchange ratio of the Series B Preferred Stock, the Company issued a total of 3,529,325 post-split shares of common stock to the holders of the Series B Preferred Stock and the Series C Preferred Stock.

The Company will require up to an additional 5,518,006 shares of Common Stock to support the subsequent conversion of the Series D Preferred Stock.  The Prospectus discloses in a number of places that the Company will issue up to an additional 5,518,006 shares of Common Stock upon conversion of the Series D Preferred Stock.  The implication of such issuance is addressed in the section captioned “Risk Factors—Risks Associated with our Common Stock—Your voting power may be severely diluted by the issuance of additional shares of Common Stock upon the conversion of the Series D Preferred Stock,” which has been revised to quantify the dilutive effect of the conversion of the Series D Preferred Stock on the voting rights of holders of Common Stock and to provide an example of a situation a purchaser might encounter.  Because the Series D Preferred Stock is already issued and outstanding, and because the Series D Preferred Stock participates on an as-converted basis with respect to any dividends or distributions paid to holders of Common Stock by the Company, the conversion of the Series D Preferred Stock into Common Stock will not cause any dilution of the economic interests of the holders of Common Stock.

Cover Page

4.                                       We note your disclosure that “a purchaser of Series D preferred stock may in certain circumstances receive Common Stock instead of Series D Preferred Stock;” however, it appears that a purchaser in this offering will most likely receive common stock except in limited circumstances. Please clarify this on the cover page and throughout the prospectus.

Please refer to the following sections, which have been revised in response to this comment: the cover page; “Risk Factors—Risks Associated with our Series D Preferred Stock—You are likely to receive shares of Common Stock instead of Series D Preferred Stock due to circumstances beyond your control”; “Selling Stockholders”; and “Description of Securities—Series D Preferred Stock.”

5.                                       Your cover page includes information that should be included in the Prospectus Summary instead of on the cover. Please revise your cover page so that it includes only the information required by Item 501 of Regulation S-K.

Please refer to the cover page of the Prospectus, which has been revised in response to this comment.

6.                                       Revise your cover page to include the offering price of each of the securities offered.  Also include the conversion price of each class of preferred shares.

Please refer to the cover page of the Prospectus, which has been revised to include the conversion price of the Series D Preferred Stock in response to this comment.

Because this is a continuous offering under Rule 415, with shares offered by selling stockholders who are not affiliated with the Company, it is impracticable to state the price of the securities.  Regulation S-K, Item 501(b)(3), Instruction 2.  Please refer to the cover page of the Prospectus, which has been revised to state that the price of the securities may be determined from time to time by the selling stockholders.  The Company notes that similar language has been accepted by the Staff in connection with registration statements filed by other issuers in respect of convertible securities to be sold by selling stockholders at prices to be determined.

Prospectus Summary

Recapitalization Transaction, page 5

7.                                       We note that you reported equity of $51.4 million from the private placement. Please revise your disclosure to state who received the $3.6 million in fees paid in relation to this transaction.

Please refer to the section captioned “Prospectus Summary—Recapitalization Transaction,” which has been revised in response to this comment.

Risk Factors, page 17

General

8.                                       Revise the introductory paragraph to state that you have described all material risks.

Please refer to the introductory paragraph of the section captioned “Risk Factors,” which has been revised in response to this comment.

9.                                       Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Please refer to the section captioned “Risk Factors,” which has been revised to reflect this comment.

Your ownership may be severely diluted..., page 19

10.                                 Since the ownership of some purchasers may be significantly diluted, revise to add a section that includes the information required by Item 506 of Regulation S-K.

This risk factor was intended only to disclose the risk of ownership dilution, as opposed to economic / equity dilution.  As noted in our response to Comment #3, because the Series D Preferred Stock is already issued and outstanding, and because the Series D Preferred Stock participates on an as-converted basis with respect to any dividends or distributions paid to holders of Common Stock by the Company, the conversion of the Series D Preferred Stock into Common Stock will not cause any dilution of any rights of the holders of Common Stock other than voting rights.  It is the Company’s position that Regulation S-K, Item 506 is not applicable to this situation.

First, the Company is subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934.  Accordingly, the first sentence of Regulation S-K, Item 506 is not applicable.

Second, although the Company has had losses in each of its last three fiscal years (fiscal years ended March 31, 2011, 2010 and 2009), there is not a material dilution of any purchaser’s equity interest.  All securities available for purchase are already issued and outstanding.  With respect to clause (a) of Item 506, the Company intends to include all Series D Preferred Stock (on an as converted basis) in all of its per share calculations, including its calculation of tangible book value per share, beginning with the period ending December 31, 2011 (the first period in which the Series D Preferred

Stock was outstanding).  Accordingly, the conversion of the Series D Preferred Stock into shares of Common Stock will have no effect on the Company’s tangible book value per share.  With respect to clauses (b) and (c) of Item 506, the securities available for purchase are already issued and outstanding and have been fully paid (and proceeds will be received only by the selling stockholders, not by the Company).  Accordingly the cash proceeds of a purchase of those securities from a selling stockholder will not increase the tangible book value per share, and the price will not cause dilution that will be absorbed by the purchasers of such securities.  Accordingly, we respectfully request that the Staff reconsider this comment.

We note that, in partial response to Comment #3, this risk factor has been revised to quantify the possible dilutive effect of the conversion of the Series D Preferred Stock on the voting rights of holders of Common Stock, and to provide an example of a situation a purchaser might encounter.

Selling Stockholders, page 22

11.                                 Revise the table on page 23 to include columns that state the percentages of each class of securities owned before and after the completion of the offering.

Please refer to the selling stockholder table, which has been revised in response to this comment.

12.                                 We note your disclosure on page 25. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

No selling stockholder is a broker-dealer.  Each of the following selling stockholders is an affiliate of one or more broker-dealers: GSUIG Real Estate Member, LLC; Morgan Stanley International Incorporated; Citigroup, Inc.; The Prudential Insurance Company of America; and First Republic Bank.  Neither American Express Company nor National Community Investment Fund is an affiliate of a broker-dealer.  Each selling stockholder has represented to the Company that it acquired the securities offered pursuant to this Prospectus for investment purposes.

13.                                 For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

As discussed in response to Comment #12, no selling stockholder is a registered broker-dealer.  Accordingly, no revision to the disclosure in the Prospectus is required in response to this comment.

14.                                 If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•                  purchased the securities in the ordinary course of business; and

•                  at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please refer to the section captioned “Plan of Distribution,” which has been revised in response to this comment.

15.                                 Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Because the conditions set forth in Comment #14 have been met and each selling stockholder who is an affiliate of a broker-dealer has made the representations set forth in Comment #14, no selling stockholder is required to be listed as an underwriter.

16.                                 With respect to each selling stockholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Each of the selling stockholders, except for the United States Department of the Treasury and National Community Investment Fund, is either a reporting company under the Exchange Act or a majority-owned subsidiary of a reporting company under the Exchange Act.  Please refer to the selling stockholder table, which has been revised to include disclosure responsive to this comment with respect to National Community Investment Fund.  It is the Company’s position that no such disclosure is necessary with respect to the United States Department of the Treasury.

Description of Securities

Series B Preferred Stock

Conversion, page 27

17.                                 Please revise to include a discussion of the conditions that must be satisfied in order for the exchange to occur, and discuss whether you have satisfied such conditions, or, if you have not yet satisfied any the conditions, your progress to date. To the extent appropriate, please quantify any information. Please also discuss the conditions to the conversion of the Series C and Series D Preferred Stock.

Please note that the disclosure relating to the Series B Preferred Stock and the Series C Preferred Stock has been deleted because the Series B Preferred Stock has been exchanged for shares of common stock and subsequently cancelled, and the Series C Preferred Stock has been converted into shares of common stock and Series D Preferred Stock and subsequently cancelled.

The conditions to the conversion of the Series D Preferred Stock are dictated by the Board of Governors of the Federal Reserve’s “Policy statement on equity investments in bank holding companies,” which is set forth at 12 C.F.R § 225.144.  In order to limit certain Investors’ purchase to 4.9% of the outstanding voting stock of the Company (the threshold for prior approval under the Bank Holding Company Act for a bank holding company or an affiliate of a bank holding company) and to satisfy the Company’s immediate capital needs, the recapitalization transaction was necessarily structured such that the Series D Preferred Stock would not be deemed to be “voting stock” by the Federal Reserve.  In accordance with the Federal Reserve’s policy statement, the Series D Preferred Stock was required to be structured such that it converts only upon the occurrence of the limited transactions set forth in the policy statement and described in the section captioned “Description of Securities—Series D Preferred Stock—Conversion” and in any event such that it cannot convert in the hands of the Investors.  The term “widespread public distribution” is taken directly from the Federal Reserve policy statement and has not been defined by the Federal Reserve; however, it is generally accepted that a registered, underwritten offering would be deemed to be a “widespread public distribution” by the Federal Reserve.  The Company notes that the Federal Reserve generally does not permit changes to or variations to the language set forth in the policy statement with respect to its evaluation of whether or not a particular security will be deemed “voting stock.”  Accordingly, the Company respectfully requests that the Staff reconsider its comment regarding the conditions to the conversion of the Series D Preferred Stock.

*                                                      *                                                      *                                                      *

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing be directed to the undersigned at 202-274-2013.

Sincerely,

/s/ Adam P. Wheeler

Adam P. Wheeler

cc:                                 Deborah C. Wright, President and Chief Executive Officer

Mark A. Ricca, Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Larry M.F. Spaccasi, Esq.